                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. )

                      URBAN IMPROVEMENT FUND LIMITED - 1973
                       (Name of Subject Company (Issuer))

                         SP MILLENNIUM L.L.C. (Offeror)
      (Names of Filing Persons (Identifying Status as Offeror, Issuer or
                                Other Person))

                          Limited Partnership Interests
                         (Title of Class of Securities)

                                      None
                      (CUSIP Number of Class of Securities)

                                   John Taylor
                              SP Millennium L.L.C.
                          1201 Third Avenue, Suite 5400
                            Seattle Washington 98101
                                 (800) 398-6399
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                          on Behalf of Filing Persons)

                                 With Copies to:
                              Daniel M. LeBey, Esq.
                                Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                            Richmond, Virginia 23219
                                 (804) 788-8200


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
                  Transaction Valuation*      Amount of Filing Fee
                            N/A                       N/A
--------------------------------------------------------------------------------

* Set forth the amount on which the filing fee is calculated and state how it was determined.

  [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:      N/A                     Filing Party:  N/A
   Form or Registration No.:    N/A                     Date Filed:    N/A

   [X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes to designate any transactions to which this statement relates:

        [ ]   third party tender offer subject to Rule 14d-1.

        [X]   issuer tender offer subject to Rule 13e-4.

        [ ]   going-private transaction subject to Rule 13e-3.

        [ ]   amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                       URBAN IMPROVEMENT FUND LIMITED-1973
===============================================================================


                                  June 25, 2001

MEMO FROM: INTERFINANCIAL REAL ESTATE MANAGEMENT COMPANY
           GENERAL PARTNER

Dear Limited Partner:

         You may have recently received a revised offer from Equity Resource Lexington Fund ("Equity Resource") to purchase limited partnership interests in Urban Improvement Fund Limited-1973 (the "Partnership") at the increased offer price of $225 per unit. Equity Resource is not affiliated with International Real Estate Management Company ("IREMCO"), the General Partner of the Partnership.

         IREMCO, as the General Partner, again recommends against accepting the offer from Equity Resource, for the following reasons:

         1. Offer price is lower than value. As General Partner, we are currently evaluating the units in the Partnership. This involves the valuation of the eleven apartment properties in which the Partnership has invested, and the other assets of the Partnership. We have not yet completed our evaluation but, based on our preliminary analysis, we believe that the price offered by Equity Resource is lower than the fair market value of the units. If you would like an update on the status of our valuation of the units, please contact or call either John Taylor or Jonathan Kott at the offices of the General Partner, at the address and/or phone numbers listed below.

         2. Other purchasers are available to purchase your units, including our affiliate. To accommodate the desire of limited partners who wish to liquidate their investment in the Partnership, our affiliate SP Millennium LLC has been purchasing units in the Partnership, most recently at the same price offered by Equity Resource, $225 per unit. In addition, we are also aware of other unaffiliated parties that purchase partnership interests in partnerships such as the Partnership, and would be pleased to provide more information to those limited partners who are interested in selling their units in the Partnership. For that or other information or questions, you may contact either John Taylor directly at 206-628-8018, or Jonathan Kott directly at 206-628-8060, or you may call either of them using the General Partner's toll free number of 800-398-6399. You can also write to the General Partner at:

                         Interfinancial Real Estate Management Company 1201 Third Avenue, Suite 5400
                         Seattle, WA  98101
                         Attn:  John Taylor

         We hope this is helpful in your decision regarding sale of your interests in the Partnership.


International Real Estate Investment Management Company
General Partner

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of the Partnership. At the time a tender offer is commenced, the acquiring entity will file a Tender Offer Statement and the Partnership will file a Solicitation/Recommendation Statement with the SEC with respect to the tender offer. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and the other offer documents attached as exhibits thereto) and the Solicitation/Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all limited partners at no expense to them. The Tender Offer Statement (including the Offer to Purchase, the related Letter of Transmittal and all other offer documents filed with the SEC) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.